

January 14, 2022

James Sullivan
Chief Financial Officer
Peraso Inc.
2309 Bering Drive
San Jose, CA 95131

   Re: Peraso Inc.
     Registration Statement on Form S-3
     Filed January 7, 2022
     File No. 333-262061

Dear Mr. Sullivan:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Gregory Herbers at 202-551-8028 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing

cc: Blake Baron